EXHIBIT 12 - COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(Unaudited)
	(In millions, except for ratios)
Fixed Charges:
Interest expense, including amortization of debt issuance
costs…………………………………………………………	$27.9	$25.8	$47.5	$51.0	$60.2
Estimated interest portion of rents………………………………	10.3	11.7	12.2	15.8	16.6
Capitalized interest……………………………………………	5.7	5.8	6.0	8.2	13.2
Total fixed charges as defined………………………………………	43.9	43.3	65.7	75.0	90.0

Earnings:
Income from continuing operations before income tax
expense………………………………………………………	80.0	235.8	303.2	273.8	180.9
Total fixed charges as defined…………………………………..	43.9	43.3	65.7	75.0	90.0
Fixed charges not deducted in the determination of income
from continuing operations before income tax expense	(5.7)	(5.8)	(6.0)	(8.2)	(13.2)
Total earnings as defined…………………………………………………………..	$118.2	$273.3	$362.9	$340.6	$257.7

Ratio of earnings to fixed charges………………………………………………..	2.69	6.31	5.52	4.54	2.86

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